Exhibit 99.(b)(2)

AMENDMENT TO

BY-LAWS OF

TURNER FUNDS

As Amended effective:  February 19, 2010 (SECTION 5)

SECTION 5 is hereby amended to read in its entirety as follows (with additions shown in bold text):

SECTION 5.                   RESIGNATION AND REMOVALS

Any Trustee, officer or advisory board member may resign at any time by delivering his or her resignation in writing to the chairman of the Board, the president, the treasurer or the secretary or to a meeting of the Trustees.  The following provisions shall apply to each Trustee who takes office on or after February 19, 2010, the date of this By-law amendment, and provision (i) shall apply to each currently-sitting Trustee who had not reached the age of 70 as of December 31, 2009:  (i) a Trustee shall be subject to a retirement age of 75, so that any Trustee who reaches such age shall resign pursuant to this By-law as of the December 31st immediately following his or her 75th birthday; and (ii) a Trustee shall be subject to a 12 year term of office ending on the December 31st of the 12 year anniversary of the year in which he or she was first elected to the position of Trustee, subject to a one-time renewal for a second 12 year term by the vote of a majority of Trustees, including a majority of Disinterested Trustees, as that term is defined in the Trust’s Agreement and Declaration of Trust, in their sole discretion, subject to any required shareholder vote under the Investment Company Act of 1940.  In addition, an exception may be made to the retirement age provisions with respect to any specific then-sitting Trustee, by the vote of the majority of Trustees, including a majority of the Disinterested Trustees.  The Trustee whose term of office is being considered shall be recused from any voting pursuant to these provisions.  The Trustees may remove any officer elected by them with or without cause by the vote of a majority of the Trustees then in office.  Except to the extent expressly provided in a written agreement with the Trust, no Trustee, officer or advisory board member resigning, and no officer or advisory board member removed shall have any right to any compensation for any period following his or her resignation or removal, or right to damages on account of such removal.